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Graphic: Chuck Phillips photo/Mike Rocha

Second Town Hall Meeting Addresses PeopleSoft Customer Support

Chuck Phillips, Mike Rocha and DirecTV CIO Bob Pacek addressed PeopleSoft customer support issues in the second Town Hall Meeting. Hear Oracle’s “on the record” comments.

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Second Town Hall Meeting Addresses PeopleSoft Customer Support

Oracle has conducted an intensive outreach to PeopleSoft customers clarifying the company’s commitment to support, maintain and further enhance the PeopleSoft product line for at least the next 10 years.

To continue the dialogue with customers, Oracle held a second Town Hall meeting on Wednesday, Sept. 3. Executive Vice President Chuck Phillips and Executive Vice President Michael Rocha, who is responsible for Oracle’s global support services and platform technologies, addressed customer issues. In addition, Mike spoke to the planned enhancements to PeopleSoft customer support and discussed the mechanics of a smooth support transition. Special guest Bob Pacek, the Chief Information Officer at DirecTV, spoke to the support and enhancements they’ve received from Oracle since the Rdb acquisition. What follows is a synopsis of some of the key takeaways from the Town Hall meeting.

“As an Oracle employee, it’s important that we are all informed about the PeopleSoft transaction and its impact on customers,” said Chuck Phillips.

Contrary to statements being made by others, Oracle remains fully committed to this transaction. This has been made clear by our public commitments to PeopleSoft customers, which include:

•	One. We will not shut down PeopleSoft products;

•	Two. PeopleSoft customers will not be forced to convert to Oracle E-Business Suite applications;

•	Three. We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organization, which will include PeopleSoft specialists;

•	Four. We will extend the support period for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade;

•	Five. We will take no action that reduces the functionality of PeopleSoft implementations;

•	Six. We will increase the value of PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world; and

•	Seven. If, and only if, customers elect to do so, they may move to the Oracle E-Business Suite via free module-for-module upgrades.

•	These commitments were based on statements made by our CEO, Larry Ellison, on June 6, 2003 when we declared Oracle’s intention to combine the two companies. In that initial announcement, Larry was very clear that Oracle’s intention was always to maintain and enhance the PeopleSoft product line and that Oracle would not push customers to migrate to Oracle applications.

We believe that mergers and acquisitions always have been fundamental to our economic system. Business combinations more often than not create stronger and more efficient companies and industries. That continuous improvement in efficiency and profitability is good for investors, customers and our system as a whole.

The benefits that PeopleSoft and Oracle customers will receive:

•	First, Oracle’s number one objective continues to be the preservation of customers’ existing IT investments in PeopleSoft. No reduction in the functionality or availability of PeopleSoft products will be made. Rather, Oracle is extending the support timeframes for version 7 by two years through December 2005 and by at least 10 years for version 8. And there will be no forced migration to any other version or product – PeopleSoft, Oracle or any other vendor.

•	Second, Oracle will provide customers with ongoing PeopleSoft product enhancements and next-generation combined products, included as part of current support contracts, through one of the largest software development organizations in the world. Oracle employs a 24-hour, continuous development cycle through our global facilities, which results in greater quality assurance, more innovative products and the ability to deliver new technology to market faster.

•	Third, Oracle Support Services, led by Mike Rocha, will deliver superior customer service to PeopleSoft customers by providing proactive customer support solutions that anticipate and meet customer needs, either before they happen or as they are required. Oracle has a global network of support centers that provides 24 by 7, support for customers, and they will not let customers down.

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Finally, Oracle’s relentless goal is to drive down the total cost of ownership for PeopleSoft enterprise software applications. As software has become more complex, customers are looking to deal with fewer vendors that will take ownership of a range of possible problems. With Oracle, PeopleSoft customers will make just one call to solve a range of issues. This will lower the time organizations spend identifying the responsible party and will help avoid conflicts between vendors. Customers are also gaining a stable software provider that will be here to serve customer needs in the future. In addition, with a range of Oracle software, including Oracle’s leading database, application server and collaboration suite platforms, customers can be assured that Oracle software is designed to work together. By pre-integrating various software components at the development stage, customers will avoid significant costs during the implementation phase when compared to competitive offerings.

Mike Rocha, who joined Oracle in 1982, discussed Oracle’s service network with PeopleSoft customers|, emphasizing the 24x7 operations staffed with 4,000 engineers in six centers around the world who are available online to answer questions and resolve issues. In addition, 1,500 engineers in the field offer customer care in local languages in their locality.

In the last year alone, Oracle has reduced the outstanding service requests, or the time it takes to resolve a problem, by more than 40 percent. Oracle has reduced the number of service requests by nearly 35 percent as well.

Oracle offers a broad portfolio of services that starts with employees in centers and the way service requests are routed and managed. Services also include the online tools and technologies that allow Oracle to collaborate around any issues that clients may have – and even anticipate and resolve those issues before the client sees them.

Mike described the Rdb acquisition, which included approximately 10,000 customers of the Rdb database from Digital Equipment Corporation. The acquisition included similar commitments: extended and enhanced support, continued code development and no forced migrations.

Bob Pacek, CIO of DirecTV, spoke about his experiences in receiving Rdb support from Oracle. DirecTV provides television services throughout the U.S. and uses Rdb in the company’s core billing and customer care system. It includes all customer product and billing information for the 11.5 million active subscribers and pending subscribers, that totals out to 40 terabytes of data and 20 to 25 million transactions a day. Pacek emphasized that support has improved for Rdb since the Oracle acquisition of Rdb. Oracle committed to ensure that Rdb customers continued to get top support from both the engineering and operational support teams. Bob felt that DirecTV is able to leverage the Rdb investment with the growing use of Oracle databases in other areas to develop a better strategic relationship with Oracle

Chuck and Mike closed the call by reiterating Oracle’s commitment to PeopleSoft customers and to continuing the dialogue.

We encourage you to listen to the Town Hall meeting via the Internet at http://www.oracle.com/peoplesoft/index.html?townhall.html to hear what we’re telling PeopleSoft customers.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the amended and restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the amended and restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.